UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED PROVIDES UPDATE ON
MEASURES TAKEN IN RESPONSE TO COVID-19

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company” or “the Group”)
NEWS RELEASE

AngloGold Ashanti Provides Update on Measures taken in Response to COVID-19

(PRESS RELEASE) – AngloGold Ashanti recognises that the COVID-19 pandemic represents an unprecedented global challenge that requires cooperation from all members of society.
To date, we have taken a number of proactive steps to protect our employees, our host communities and business, in line with the Company's values, guidelines and advice provided by the World Health Organization
(WHO) and with the requirements of the countries in which we operate. The health and wellbeing of our employees and our host communities remains our key priority.
A cross-functional team, including operations, technical, finance, health, community, government relations and other support disciplines, is helping to guide the response to the crisis. The Company has for some time employed increased screening and surveillance of employees, stopped non-essential travel, instituted mandatory quarantine for arriving travellers and increased hygiene awareness across its operations, in addition to a range of other measures to mitigate the risks presented by the virus. It has also worked with local communities to help bolster their responses to the outbreak. These initiatives have complemented government responses in each of its operating jurisdictions.
As a precaution against the potential effects of the pandemic on our ability to secure spares and consumables, our supply chain teams have proactively placed orders to build increased safety stocks on critical items at our operations. Specific inventories depend on the level of risk identified in each region, lead time considerations, and storage capacity. In general, we are targeting inventories of three to six months on primary consumables, while recognising we have the support of strategic partnerships with key suppliers who themselves are maintaining inventories in the respective regions for many critical items.
On 21 March 2020, following the Argentinian government’s decision to impose a nationwide lockdown
(quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia S.A. (CVSA) was required to temporarily suspend mining activities.
On 23 March 2020, the South African government announced a 21-day nationwide lockdown, effective from midnight on 26 March 2020, resulting in the temporary suspension of mining activities of the company’s South
African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste
Solutions and Surface Operations.

On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business, to include mining. These restrictions are set to run through 4 April 2020. Mineração Serra Grande
S.A. will temporarily suspend its operations.
In each case, the suspension of mining activities will continue for the period during which the respective restrictions remain in force.
The rest of AngloGold Ashanti’s mines in its diversified portfolio of 14 assets in nine countries, continue to operate. For the sites where production has been suspended, plans for a safe and smooth ramp-up, and for safely regaining part of the delayed production, are being developed.
“We have been proactive in positioning ourselves to respond to the impact of the outbreak,” said CEO Kelvin
Dushnisky. “We will respond quickly and work in deep partnership with stakeholders whilst doing our part in fighting this global pandemic.”
The pandemic, if prolonged, would have a wide range of impacts, including the direct consequences of the virus on the health of employees and communities, but also the consequent restrictions to travel and work put in place by governments to slow its spread. There would also be other consequences, including temporary mine site closures, and the reduced ability to effectively move people, supplies and equipment to sites amongst others. These may cause production interruptions or delays to projects. These risks are being continually evaluated and we have – and are developing -- the necessary contingency plans to mitigate them.
The Company had a good start to the year, and – notwithstanding an anticipated impact of 30,000oz – 40,000 oz from operations that are suspended at this stage (less than 2% of annual production) – AngloGold Ashanti currently remains on track to meet its annual guidance. Nonetheless, given the uncertainties with respect to future developments, including duration, severity and scope of the COVID-19 pandemic and the necessary government responses to limiting its spread, AngloGold Ashanti has decided to withdraw its market guidance at this time.
The Company will continue to focus on the necessary steps to protect people, work to meet production targets and to secure the longer-term future of the business during this period of uncertainty.
AngloGold Ashanti is implementing cash conservation measures, including focused capital prioritisation and reducing non-essential spending across the business and is well positioned to weather the current market uncertainty. At the end of 2019, the Company had $463m of cash, $2.0bn of debt and revolving credit facilities with $1.42bn and R4.65bn available.

The Company has drawn down $1.4bn on its US Dollar RCF to cater for the $700m bond redemption due mid-
April 2020 and to provide additional liquidity headroom. After the drawdowns, cash on hand is approximately
$1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti’s combined share totals about $300m). Management will continue to take a prudent and proactive approach to managing the
Company’s liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.
The Company will continue to provide updates to the market as developments unfold. For additional information on AngloGold Ashanti’s response to COVID-19, please refer to our website.

ENDS
Johannesburg
27 March 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Stewart Bailey
+27 11 637 6031 / +27 81 032 2563
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, a re forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-
looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in th e regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussio n of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. The financial information contained in this document has not been reviewed or reported on by the Company’s external auditors. Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 27, 2020
By: /s/ M E SANZ PEREZ
Name:     M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance